EXHIBIT (a)(1)(G)

November 6, 2006

Dear CLRO Shareholder:

ClearOne Communications, Inc. (CLRO) is offering to purchase up to 2,353,000 shares of its common stock at $4.25 per share. The $4.25 per share price represents in excess of a 30% premium over the average closing price of the stock during the last twelve months.

The conditions of the Offer are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please read the materials carefully before making any decision with respect to the Offer. The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender. YOU DO NOT HAVE TO SELL YOUR SHARES. However, if you wish to tender your shares, instructions on how to tender (sell) shares are provided in the enclosed materials.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the recent trading prices for the shares. Given the Company's current cash and investment balances, the Board of Directors determined this to be an attractive time to repurchase a significant portion of outstanding shares. The Company believes that its current cash, together with its anticipated cash flow from operations going forward, are adequate for its needs in the foreseeable future.

Additionally, the Board believes that the tender offer would demonstrate to the Company's stockholders the Company's confidence in its business. Finally, shareholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in CLRO and its future operations.

Please note that the Offer is scheduled to expire at Midnight, Eastern Standard time, on Wednesday December 6, 2006, unless extended by CLRO. Please give us a call if you have any further questions.

Sincerely,

/s/ Zeynep Hakimoglu

Zeynep Hakimoglu
President & CEO